August 7, 2012

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry L. Greene, Senior Counsel

Re:	Blackstone / GSO Strategic Credit Fund
Registration Statement on Form N-2, File Nos. 333-180618 and 811-22686

Ladies and Gentlemen:

On behalf of Blackstone / GSO Strategic Credit Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2012 and amended on June 4, 2012, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”) filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to additional comments received by telephone from the staff of the Commission (the “Staff”) on June 27, 2012, relating to the Registration Statement.  The Staff’s additional comments were made after the Staff’s review of the Fund’s letter dated June 4, 2012, which responded to comments made by the Staff in its letter dated May 8, 2012. For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2.  All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

The Fund advises the Staff that it currently expects to print and distribute its preliminary prospectus on August 20, 2012.  The Fund respectfully requests that the Staff provide any further comments to the Registration Statement as soon as possible.

General

1.                                      Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

In response to the Staff’s comment, the Fund confirms that FINRA is currently reviewing the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

Prospectus

Table of Contents

2.                                      Disclosure following the table states the Fund will supplement the prospectus “if the Fund determines any material information contained in this prospectus becomes materially inaccurate.”  Delete the words “the Fund determines”.

In response to the Staff’s comment, the Fund has revised the disclosure in the Table of Contents to state:

“Subsequent to the date of this prospectus, the Fund will supplement this prospectus during the period that this prospectus is required to be delivered if  any material information contained in this prospectus becomes materially inaccurate.”

Prospectus Summary

Investment Objectives

3.                                      Please indicate whether the Fund’s secondary investment objective of capital preservation will impact achievement of its primary investment objective of high income.

In response to the Staff’s comment, the Fund confirms that its secondary investment objective of capital preservation will not impact the achievement of its primary investment objective of high income and will be consistent with its primary objective.  In addition, the Fund has added the following disclosure to page 50:

“The Adviser does not seek return for Common Shareholders through capital appreciation.  As a result the Adviser’s investments will be based on its view on a particular asset’s ability to provide high current income and on the issuer’s ability to meet its obligations, not on the potential that the asset’s value will appreciate.”

4.                                      Please confirm that all of the Fund’s strategies are adequately disclosed.

In response to the Staff’s comment, the Fund confirms that all of its strategies are adequately disclosed.

Investment Strategies

Other Investment Companies

4.                                      Disclose the precise amounts of how much the Fund may invest in other investment companies without merely relying on the reference to the amounts allowed under the Investment Company Act.

In response to the Staff’s comment, the Fund has revised the disclosure on pages 2, 5, 20, 36, 42 and 62 to state that the Fund:

“may invest up to 10% of its Managed Assets in...”

Risks

Secured Loans Risk

5.                                      Disclosure in the sixth paragraph states that certain participations include options to convert secured loans to full assignments.  Please clarify that for participations that are elevated to assignments, the participation and the assignment concern the same asset.

In response to the Staff’s comment, pages 14 and 58 have been revised to state:

Certain participation agreements also include the option to convert the participation in the loan to a full assignment of the loan under agreed upon circumstances.

The Fund’s Investments — Investment Objectives

6.                                      Please indicate that the notice shareholders will be given if the Fund’s investment objective is changed will be written notice.

In response to the Staff’s comment, the Fund has revised the disclosure on page 34 of the prospectus and page 3 of the SAI to state:

“The Fund will provide shareholders with at least 60 days’ written notice...”

Securities Lending

7.                                      Clarify who manages the cash collateral and how they are paid.

In response to the Staff’s comment, the Fund has revised page 46 to state:

“Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained in the Fund’s custodian account on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent.  The Adviser, as part of its responsibilities under the investment advisory agreement, invests the Fund’s cash collateral in accordance with the Fund’s investment objectives and strategies. The Fund pays the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program”

Net Asset Value

8.                                      In your previous response you explained the relationship between the terms net assets, total assets, and managed assets.  Please add this description to the disclosure.

In response to the Staff’s comment, the disclosure on page 2 has been revised to state:

“Managed Assets” means the Fund’s net assets plus any borrowing for investment purposes, including effective leverage (as defined below) and traditional leverage (as defined below). As used in this prospectus, the term “net assets” means total assets of the Fund minus liabilities (including accrued expenses or dividends).  “Total assets” means Managed Assets plus liabilities other than liabilities related to leverage.”

9.                                      Please clarify that fair valuation is the responsibility of the board.

In response to the Staff’s comment page 75 has been revised to state:

“Any investments and other assets for which such current market quotations are not readily available, including any fixed income instruments that are illiquid, are valued at fair value (‘‘Fair Valued Assets’’) as determined in good faith under procedures established by, and under the general supervision and responsibility of, the Fund’s Board of Trustees. Determining the valuation of Fair Valued Assets is the responsibility of the Fund’s Board of Trustees. The Adviser will submit its recommendations regarding the valuation and/or valuation methodologies for Fair Valued Assets to a valuation committee of the Board of Trustees. The valuation committee may accept, modify or reject any recommendations. The pricing of all Fair Valued Assets shall be subsequently reported to the Board of Trustees.”

Underwriting — Additional Compensation to be Paid by the Adviser

10.                               In your previous response you described what makes additional compensation “additional.”  Please add this description to the disclosure.

In response to the Staff’s comment, the Fund has added the following disclosure on page 91:

“The Adviser (and not the Fund) has agreed to pay certain Underwriters compensation in addition to the sales load compensation that the Underwriters will receive from the Fund.”

11.                                 Please file the financial statements of the Fund.

The Fund is not filing financial statements with Amendment No. 2, but advises the Staff that it plans to file financial statements as soon as practicable in a later amendment made prior to the filing of the Fund’s preliminary prospectus.  The Fund understands that the Staff will need to review the financial statements before it confirms that it has no further comments and intends to file the financial statements such that the Staff will have adequate time for such review.  The Fund is filing Amendment No. 2 now in order to permit the Staff more time to review the Fund’s responses to its other comments.

Please note that we have included certain changes to Amendment No. 2 other than those in response to the Staff’s comments.  The Fund is separately providing the Staff with a copy of Amendment No. 2 marked to reflect cumulative changes to the Registration Statement filed with the Commission on August 7, 2012.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP